Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

[Translation]

MERGER AGREEMENT

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) and UFJ Holdings, Inc. (“UFJ”) make and enter into this Merger Agreement (this “Agreement”) as follows.

Article 1       Method of Merger

MTFG will merge with UFJ (the “Merger”), whereby MTFG will be the surviving company and UFJ will be the dissolving company upon the Merger.

Article 2       Amendment to Articles of Incorporation

Prior to the Merger, MTFG plans to propose amendments to the current Articles of Incorporation as set forth in Attachment 1 as the meeting agenda (the “Pre-Merger Agenda”) at its Shareholders’ Meetings for Merger Approval as provided for in Article 5. Such amendment to the Articles of Incorporation will become effective immediately upon approval of the Pre-Merger Agenda at the Shareholders’ Meetings for Merger Approval. After such amendment to the Articles of Incorporation becomes effective, MTFG shall amend its Articles of Incorporation as set forth in Attachment 2 upon the Merger. Such amendment becomes effective, with respect to Articles 5, 11 through 13, 17, 18 and 39 (except the amendment of “Article 37” to “Article 38” as set forth in Article 12) of the Articles of Incorporation so amended, upon effectiveness of the Merger, and with respect to Articles other than Articles 5, 11 through 13, 17, 18 and 39 (except the amendment of “Article 37” to “Article 38” as set forth in Article 12) of the Articles of Incorporation so amended, at the scheduled merger date (gappei kijitsu). If the Pre-Merger Agenda is not approved at the MTFG Shareholders’ Meetings for Merger Approval or is not proposed at the MTFG Shareholders’ Meetings for Merger Approval, MTFG shall amend its Articles of Incorporation as set forth in Schedule 3 upon the Merger. Such amendment becomes effective, with respect to Articles 5, 6, 11 through 19 (except the amendment of “Article 37” to “Article 38” as set forth in Article 12) and 39 of the Articles of Incorporation so amended, upon effectiveness of the Merger, and with respect to Articles other than Articles 5, 6, 11 through 19 (except the amendment of “Article 37” to “Article 38” as set forth in Article 12) and 39 of the Articles of Incorporation so amended, at the scheduled merger date.

Article 3       Shares to be Issued upon the Merger and Allocation thereof

Upon the Merger, MTFG shall issue classes of shares, and allot and deliver such shares to the shareholders of UFJ (the term “shareholder” being hereinafter defined as including a beneficial shareholder and a fractional shareholder) as follows:

(1)	Ordinary Shares

Upon the Merger, MTFG shall issue shares of common stock in a number equal to the product obtained by multiplying the (x) total number of common stock of UFJ held by the shareholders entered or recorded in the latest shareholder register (the term “shareholder register” being hereinafter defined as including a beneficial shareholder register and a fractional shareholder register) of UFJ as of the day immediately preceding the scheduled merger date by (y) 0.62, and allot and deliver such issued shares to the shareholders of common stock of UFJ at a rate of 0.62 shares of common stock of MTFG per share of common stock of UFJ; provided, however, that the shares of common stock of UFJ held by MTFG and treasury shares held by UFJ do not receive an allocation.

(2)	Series 2 Class 2 Preferred Shares

Upon the Merger, MTFG shall issue shares of Class 8 preferred stock in a number equal to the total number of the Series 2 of Class 2 preferred shares of UFJ held by the shareholders entered or recorded in the latest shareholder register of UFJ as of the day immediately preceding the scheduled merger date, and allot and deliver such issued shares to the shareholders of Series 2 of Class 2 preferred stock of UFJ at a rate of 1 share of Class 8 preferred stock of MTFG per share of the Series 2 of Class 2 preferred stock of UFJ.

The details of Class 8 preferred stock allotted and delivered by MTFG shall be as set forth in the terms and conditions of their issuance as set forth in Attachment 4 as well as in MTFG’s Articles of Incorporation.

(3)	Series 4 Class 4 Preferred Shares

Upon the Merger, MTFG shall issue shares of Class 9 preferred stock in a number equal to the total number of the Series 4 of Class 4 preferred shares of UFJ held by the shareholders entered or recorded in the latest shareholder register of UFJ as of the day immediately preceding the scheduled merger date, and allot and deliver such issued shares to the shareholders of Series 4 of Class 4 preferred stock of UFJ at a rate of 1 share of Class 9 preferred stock of MTFG per share of the Series 4 of Class 4 preferred stock of UFJ.

The details of Class 9 preferred stock allotted and delivered by MTFG shall be as set forth in the terms and conditions of their issuance as set forth in Attachment 5 as well as in MTFG’s Articles of Incorporation.

(4)	Series 5 Class 5 Preferred Shares

Upon the Merger, MTFG shall issue shares of Class 10 preferred stock in a number equal to the total number of the Series 5 of Class 5 preferred shares of UFJ held by the shareholders entered or recorded in the latest shareholder register of UFJ as of the day immediately preceding the scheduled merger date, and allot and deliver such issued shares to the shareholders of Series 5 of Class 5 preferred stock of UFJ at a rate of 1 share of Class 10 preferred stock of MTFG per share of the Series 5 of Class 5 preferred stock of UFJ.

The details of Class 10 preferred stock allotted and delivered by MTFG shall be as set forth in the terms and conditions of their issuance as set forth in Attachment 6 as well as in MTFG’s Articles of Incorporation.

(5)	Series 6 Class 6 Preferred Shares

Upon the Merger, MTFG shall issue shares of Class 11 preferred stock in a number equal to the total number of the Series 6 of Class 6 preferred shares of UFJ held by the shareholders entered or recorded in the latest shareholder register of UFJ as of the day immediately preceding the scheduled merger date, and allot and deliver such issued shares to the shareholders of Series 6 of Class 6 preferred stock of UFJ at a rate of 1 share of Class 11 preferred stock of MTFG per share of the Series 6 of Class 6 preferred stock of UFJ.

The details of Class 11 preferred stock allotted and delivered by MTFG shall be as set forth in the terms and conditions of their issuance as set forth in Attachment 7 as well as in MTFG’s Articles of Incorporation.

(6)	Series 7 Class 7 Preferred Shares

Upon the Merger, MTFG shall issue shares of Class 12 preferred stock in a number equal to the total number of the Series 7 of Class 7 preferred shares of UFJ held by the shareholders entered or recorded in the latest shareholder register of UFJ as of the day immediately preceding the scheduled merger date, and allot and deliver such issued shares to the shareholders of Series 7 of Class 7 preferred stock of UFJ at a rate of 1 share of Class 12 preferred stock of MTFG per share of the Series 7 of Class 7 preferred stock of UFJ.

The details of Class 12 preferred stock allotted and delivered by MTFG shall be as set forth in the terms and conditions of their issuance as set forth in Attachment 8 as well as in MTFG’s Articles of Incorporation.

Article 4       Increase of Capital, Reserve, etc.

4.1	The capital, capital reserve, retained earnings reserve, voluntary reserve and other reserved profits of MTFG shall be increased due to the Merger as follows:

(1)	Capital:	0 yen.

(2)	Capital reserve:	the amount of profit from merger (gappei saeki) less the amounts described in Items (3) and (4) of this Article 4.1.

(3)	Retained earnings reserve:
the amount of UFJ’s retained earnings reserve as of the scheduled merger date.

(4)	Voluntary reserve and other retained earnings:
the amount of UFJ’s voluntary reserve and other retained earnings as of the scheduled merger date; provided, however, that MTFG and UFJ will determine upon consultation the items and amounts to be retained.

4.2	If the amount of profit from merger is less than the total of the amounts described in Items (3) and (4) of Article 4.1, the amounts described in Items (3) and (4) of Article 4.1 shall be decreased to the amount of profit from the merger in the order of Items (4) and (3) of Article 4.1.

4.3	MTFG and UFJ may change the amounts described in Items (2) through (4) of Article 4.1 upon consultation and taking into consideration UFJ’s financial condition as of the scheduled merger date.

Article 5       Shareholders’ Meetings for Merger Approval

5.1	MTFG and UFJ shall each hold an annual general shareholders’ meeting on June 29, 2005 (MTFG’s annual general shareholders’ meeting is also a class shareholders’ meeting of holders of ordinary shares), and seek approval of this Agreement and matters necessary for the Merger.

5.2	MTFG shall hold a class shareholders’ meeting of holders of Class 3 preferred shares on June 29, 2005, and seek approval of this Agreement and matters necessary for the Merger.

5.3	UFJ shall hold class shareholders’ meetings of holders of ordinary shares, Series 1 Class 1 preferred shares, Series 2 Class 2 preferred shares, Series 4 Class 4 preferred shares, Series 5 Class 5 preferred shares, Series 6 Class 6 preferred shares and Series 7 Class 7 preferred shares, respectively, on June 29, 2005, and seek approval of this Agreement and matters necessary for the Merger.

5.4	MTFG and UFJ may change upon consultation the date on which each of the shareholders’ meetings provided for in Article 5.1 and class shareholders’ meetings of each class of shareholders provided for in Articles 5.2 and 5.3 (collectively, the “Shareholders’ Meetings for Merger Approval”) are held if so required for the merger process or for other reasons.

Article 6       Scheduled Merger Date

The scheduled merger date shall be October 1, 2005; provided, however, that MTFG and UFJ may change the date upon consultation if such change is required for the merger process or for other reasons.

Article 7       Transfer of Assets

7.1	UFJ shall transfer all of its assets and liabilities, and rights and obligations to MTFG on the scheduled merger date based on the balance sheet or other calculations as of March 31, 2005 after adjusting for the increase and decrease calculations occurring before the scheduled merger date.

7.2	UFJ shall clarify to MTFG the details of changes in its assets and liabilities, and in its rights and obligations, occurring during the period from April 1, 2005 to the scheduled merger date by drafting a clarifying statement.

Article 8       Merger-related Cash Distributions

MTFG shall make no payments of merger-related cash distributions (gappei kouhukin) upon the Merger.

Article 9       Management of Assets

MTFG and UFJ shall each perform their respective business operations and manage and operate their respective assets with the due care of a prudent custodian after the execution of this Agreement until the scheduled merger date. If either MTFG or UFJ attempts to conduct an activity that would have a material effect on its assets, rights and obligations, both parties shall consult and agree before conducting such activity.

Article 10     Maximum Amount of Year-End and Interim Dividends

10.1	MTFG may pay to the shareholders and registered pledgees entered or recorded in its latest shareholder register as of March 31, 2005 year-end dividends up to the maximum amount set forth below for each class of shares, subject to approval at the MTFG’s annual general shareholders’ meeting as provided for in Article 5.1:

6,000 yen per each ordinary share

41,250 yen per each Class 1 preferred share

7,069 yen per each Class 3 preferred share

Total: 41,657,895,220 yen

10.2	MTFG may pay to the shareholders and registered pledgees entered or recorded in its latest shareholder register as of September 30, 2005 interim dividends up to the maximum amount set forth below for each class of shares, subject to a resolution of its board of directors:

3,000 yen per each ordinary share

30,000 yen per each Class 3 preferred share

Total: 22,636,060,110 yen

Article 11     Initial Date for Calculating Dividends

The initial date to calculate the dividends of ordinary shares to be issued by MTFG in accordance with Article 3(1) shall be October 1, 2005.

Article 12     Treatment of Employees

MTFG shall continue to employ all employees (including executive officers and seconded personnel; the same applies hereinafter) employed by UFJ as of the scheduled merger date as MTFG’s employees; provided, however, that the length of service of such employees at UFJ shall be added to the length of service of such employees at MTFG, and other employment matters shall be separately determined upon consultation between MTFG and UFJ.

Article 13     Names of Directors and Statutory Auditors Appointed upon the Merger

Directors and statutory auditors of MTFG to be newly appointed upon the Merger shall be as follows; provided, however, that the date of appointment shall be on the scheduled merger date:

(1)	Directors

Ryosuke Tamakoshi, Toshihide Mizuno, Shintaro Yasuda,

Hirohisa Aoki, Hiroshi Hamada, Iwao Okijima

(2)	Statutory auditors

Haruo Matsuki, Kunie Okamoto

Article 14     Term of Office of MTFG’s Statutory Auditors Appointed before the Merger

The term of office of MTFG’s statutory auditors who were appointed before the Merger (including the statutory auditors to be appointed in accordance with Article 13) shall be as set forth in Article 33 of the Articles of Incorporation as amended in connection with the Merger.

Article 15     Retirement Compensation of Directors and Statutory Auditors

15.1	Retirement compensation of MTFG’s directors or statutory auditors who will resign before the scheduled merger date may be paid in accordance with the provisions of, or standards for, MTFG’s current retirement compensation for officers with the approval of shareholders at MTFG’s annual general shareholders’ meeting as provided for in Article 5.1 or other general shareholders’ meetings to be separately held.

15.2	Retirement compensation of UFJ’s directors or statutory auditors who will not be appointed as MTFG’s directors or statutory auditors in accordance with Article 13 and former UFJ’s directors or statutory auditors who resigned before the execution date of this Agreement but did not receive retirement compensation upon his or her resignation may be paid with the approval of shareholders at MTFG’s general shareholders’ meeting to be held after the Merger in the amount calculated in accordance with the provisions of, or standards for, UFJ’s current retirement compensation for officers.

15.3	The amount of retirement compensation of UFJ’s directors or statutory auditors who will be appointed as MTFG’s directors or statutory auditors in accordance with Article 13 shall be determined considering the total term of office in UFJ until the date immediately prior to the scheduled merger date and the term of office in MTFG. Upon determination, retirement compensation for the term of office in UFJ shall be calculated in accordance with the provisions of, or standards for, UFJ’s current retirement compensation for officers.

Article 16     Submitting of UFJ’s Share Certificates

UFJ shall cause UFJ’s shareholders to submit all share certificates representing UFJ’s shares.

Article 17     Amendment of Terms and Conditions of the Merger and Termination of this Agreement

17.1	For the period from the execution date of this Agreement to the merger date, if, due to Acts of God or for any other reason, any material change occurs to the financial condition or business results of MTFG or UFJ or any event that materially interferes with the execution of the Merger occurs, MTFG and UFJ may, upon agreement following consultation, amend the terms and conditions of the Merger or terminate this Agreement.

17.2	In the event that the performance of any obligations under this Agreement would result in a breach of the fiduciary duties of MTFG’s or UFJ’s directors or statutory auditors, and MTFG and UFJ agree as a result of mutual consultations in good faith, then MTFG and UFJ shall amend this Agreement so as not to cause such breach.

Article 18     Validity of this Agreement

This Agreement shall be nullified if:

(1)	an approval of one of the Shareholders’ Meetings for Merger Approval of MTFG or UFJ as provided for in Article 5 is not obtained;

(2)	an approval or authorization of the relevant authorities prescribed by domestic or foreign laws and ordinances is not obtained before the scheduled merger date, or such approval or authorization is subject to any condition or limitation that may materially interfere with the execution of the Merger; or

(3)	this Agreement is terminated in accordance with Article 17.1.

Article 19     Matters not Provided for in this Agreement

Except for the matters provided for in this Agreement, matters necessary for the Merger shall be resolved in the spirit of this Agreement and upon consultation in good faith between MTFG and UFJ.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and sealed in duplicate, and MTFG and UFJ shall each retain one original.

April 20, 2005

MTFG:	Nobuo Kuroyanagi
President and Director
Mitsubishi Tokyo Financial Group, Inc.
2-4-1, Marunouchi, Chiyoda-ku, Tokyo

UFJ:	Ryosuke Tamakoshi
Representative Director
UFJ Holdings, Inc.
3-5-6, Fushimimachi, Chuo-ku, Osaka-shi

Attachments 1 through 8 to the Merger Agreement, describing the terms and conditions of preferred shares of MTFG to be issued in connection with the merger in exchange for presently outstanding preferred shares of UFJ with materially similar terms and conditions and edits to the MTFG articles of incorporation necessary to provide for issuance of the new MTFG preferred shares, have been omitted. These attachments will be included in a translation of the Merger Agreement to be filed with an amendment to the registration statement on Form F-4 that MTFG has filed with the Commission in connection with the merger.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.